UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D

                                 Amendment No. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           VESTCOM INTERNATIONAL, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   92490410-5
                                 (CUSIP Number)

      Morgan Piers ap Peter Stradling           HarishK. Chopra
      R-Squared Limited                         TimeTrust, Inc.
      P.O. Box 1586 GT                          1455 Frazee Road
      Cardinal Avenue                           Suite 420
      George Town, Grand Cayman                 San Diego, California 92108
      British West Indies                       Phone: 619-308-0880
      Phone: 345-914-4657

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                January 18, 2000
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.
|_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 92490410-5              SCHEDULE 13D                Page 2 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      R-Squared Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Ireland
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        527,100
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               527,100
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      527,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.82%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92490410-5              SCHEDULE 13D                Page 3 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      TimeTrust, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        184,500
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               184,500
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      184,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92490410-5              SCHEDULE 13D                Page 4 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HARISH K. CHOPRA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Not Applicable
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        30,500
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               30,500
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .34%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          Schedule 13D Amendment No. 2

      R-Squared Limited, a corporation formed under the laws of the Republic of Ireland ("R-Squared"), TimeTrust, Inc., a California corporation ("TimeTrust") and Harish K. Chopra, an individual ("Chopra" and together with R-Squared and TimeTrust, collectively the "Reporting Persons") hereby amend the statement on
Schedule 13D, originally filed jointly by R-Squared and TimeTrust on November 26, 1999 (the "Schedule 13D"), with respect to their beneficial ownership of Common Stock, no par value, of Vestcom International, Inc. ("Vestcom") as subsequently amended by Amendment 1 thereto filed December 29, 1999.

Item 1. Security and Issuer

      No change.

Item 2. Identity and Background

      Information Regarding R-Squared Limited:

            No change.

      Information Regarding TimeTrust, Inc.:

            No change.

      Information Regarding Harish K. Chopra:

            No change.

Item 3. Source and Amount of Funds or Other Consideration

            From December 28, 1999 to January 18, 2000, R-Squared directly purchased approximately 8,000 shares of Vestcom Common Stock on the open market for the aggregate purchase price of approximately $30,820. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 below. The source of funds for the payment by R-Squared for such Common Stock was from its working capital. R-Squared did not purchase any of such Common Stock with borrowed funds.

            From December 28, 1999 to January 18, 2000, TimeTrust directly purchased approximately 3,000 shares of Vestcom Common Stock on the open market for the aggregate purchase price of approximately $9,750. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 below. The source of funds for the payment by TimeTrust for such Common Stock was from its working capital. TimeTrust did not purchase any of such Common Stock with borrowed funds.

            From December 28, 1999 to January 18, 2000, Chopra directly purchased approximately 20,500 shares of Vestcom Common Stock on the open market for the aggregate purchase price of approximately $73,937.50. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 below. The source of funds for the payment by Chopra for such Common Stock was from his personal funds. Chopra did not purchase any of such Common Stock with borrowed funds.

Item 4. Purpose of Transaction

            The purchase by the Reporting Persons of the shares of Common Stock referred to in Item 5 was for investment purposes. The Reporting Persons are joining together in the filing of this statement since they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 ("Exchange Act").

            This Amendment Schedule 13D supplements the prior Schedule 13D as amended.

            The Reporting Persons, acting in combination, are seeking the removal of one or more of the current board of directors of Vestcom and their replacement with a new slate of directors. The Reporting Persons are also seeking changes in the executive management of Vestcom, including the replacement of the existing Chief Executive Officer and/or President of Vestcom with Chopra. Additionally, the Reporting Persons are seeking to reverse the changes made to the By-laws of Vestcom adopted by the Board of Directors of Vestcom on December 16, 1999 as referenced in the Form 8-A12G filed with the Securities and Exchange Commission on December 17, 1999. If negotiations with Vestcom to effect changes in the Board, executive management and By-laws of Vestcom fail, the Reporting Persons plan to either seek a special meeting of shareholders or undertake a written consent solicitation to determine one or more of such issues. The purpose of all such changes is to improve the operating results of Vestcom through changes in the various methods through which Vestcom does business.

            On December 3, 1999, the Reporting Persons requested the Vestcom shareholder list which was provided to the Reporting Persons on December 29, 1999.

            On December 17, 1999, Vestcom filed suit in the United States District Court for the District of New Jersey (Civil Action 99-5935) against the Reporting Persons alleging violations of Section 13(d) and 14(a) of the Securities and Exchange Act but did not serve such suit on the Reporting Persons.

            On December 22, 1999, Mr. Chopra met with Joel Cartun, Vestcom CEO and other members of Vestcom's management and advisors in New Jersey to discuss potential changes to Vestcom management. During the meeting, Vestcom management did not advise Mr. Chopra of the District Court suit or allege any pending harm, injury or damages to Vestcom as a result of the Reporting Persons' actions.

            On December 27, 1999, Vestcom's counsel provided the Reporting Persons with copies of Vestcom's December 17 complaint and an application filed that day for a temporary restraining order seeking to prevent the Reporting Persons from contacting any shareholders of Vestom or acquiring any further shares of Vestcom Common Stock. The presiding judge declined to issue such temporary restraints and has scheduled a hearing on the matter for January 28, 2000.

            On January 6, 2000, the Reporting Persons filed a response to Vestcom's application confirming that the Reporting Persons had a present plan to oust Vestcom management; secure seats on its Board and take control of Vestcom by electing at least a majority of the Vestcom Board; denied that their purchase of Vestom Common Stock shares, creation of business models and other actions violated applicable securities laws and by counterclaim sought a declaration that the Vestcom Shareholders Protection Rights Agreement (the "Poison Pill") adopted on December 16, 1999 by the Vestcom Board was invalid on the basis that it was merely another means to entrench the current Vestcom Board. Further, the Reporting Persons sought relief to be able to call a special meeting of Vestcom shareholders regardless of the restrictions imposed by the Vestcom Poison Pill so as to let the Vestcom shareholders determine whether a change in Vestcom management was warranted.

            Further, on January 18, 2000, the Reporting Persons requested that the Company establish a consent record date so that the Reporting Persons could undertake a consent solicitation of the Vestcom shareholders to determine one or more of these issues. In connection with these requests, the Reporting Persons expect to file a preliminary proxy or consent solicitation statement with the SEC prior to undertaking either a special meeting or consent solicitation. Other than as described above or in Exhibit A, the Reporting Persons have not formulated any further specific plan or proposal regarding the possibility of seeking any further changes in the executive management, Board, By-laws or operations of Vestcom, and there can be no assurance that any such further plan or proposal will be developed.

            Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Vestcom Common Stock. In determining whether to purchase additional shares of Vestcom Common Stock, the Reporting Persons intend to consider various factors, including Vestcom's financial condition, business and prospects, other developments concerning Vestcom, the reaction of Vestcom to the Reporting Persons' ownership of shares of Common Stock, price levels of Vestcom Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Vestcom Common Stock.

            Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Vestcom, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Vestcom or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of Vestcom; (iv) any other material change in Vestcom's business or corporate structure; (v) any other material changes in Vestcom's charter or bylaws or other actions which may impede the acquisition of the control of Vestcom by any persons; (vi) causing a class of securities of Vestcom to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of Vestcom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

            (a) R-Squared is the direct beneficial owner of 527,100 shares of Common Stock, representing approximately 5.82% of the outstanding Common Stock of Vestcom (based on the number of shares of Common Stock outstanding on September 30, 1999). In addition, by virtue of its position as an 85.7% shareholder in TimeTrust, R-Squared may be deemed to be an indirect beneficial owner of the 184,500 shares of Vestcom Common Stock owned by TimeTrust, representing approximately 2% of the outstanding Common Stock of Vestcom. Therefore, R-Squared may be deemed to be the beneficial owner of 711,600 shares of Common Stock of Vestcom representing approximately 7.86% of the outstanding Common Stock of Vestcom. Chopra is the direct beneficial owner of approximately 30,500 shares of Common Stock, representing approximately .34% of the outstanding Common Stock of Vestcom.

            (b) R-Squared has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 527,100 shares of Vestcom Common Stock directly owned by it. TimeTrust has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 184,500 shares of Vestcom Common Stock directly owned by it. Chopra has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 30,500 shares of Vestcom Common Stock directly owned by him.

            (c) From December 28, 1999, R-Squared has effected the following purchases and sales of Vestcom Common Stock on the open market that have not been previously reported:

                  (1) On January 5, 2000, R-Squared purchased 2,000 shares of Vestcom Common Stock at $3.50 per share.

                  (2) On January 18, 2000, R-Squared purchased 6,000 shares of Vestcom Common Stock at $3.97 per share.

            From December 28, 1999, TimeTrust has effected the following purchases of Vestcom Stock on the open market that have not been previously reported:

                  (3) On December 7, 1999, TimeTrust purchased 1,000 shares of Vestcom Common Stock at $3.125 per share.

                  (4) On December 27, 1999, TimeTrust purchased 200 shares of Vestcom Common Stock at $3.25 per share.

                  (5) On December 28, 1999, TimeTrust purchased 2,800 shares of Vestcom Common Stock at $3.25 per share.

            From December 28, 1999, Chopra has effected the following purchases of Vestom stock on the open marked that have not been previously reported:

                  (6) December 29, 1999, Chopra purchased 3,000 shares of Vestcom Common Stock at $3.50 per share.

                  (7) December 30, 1999, Chopra purchased 1,500 shares of Vestcom Common Stock at $3.50 per share.

                  (8) December 30, 1999, Chopra purchased 4,000 shares of Vestcom Common Stock at $3.625 per share.

                  (9) January 6, 2000, Chopra purchased 7,000 shares of Vestcom Common Stock at $3.5625 per share.

                  (10) January 6, 2000, Chopra purchased 5,000 shares of Vestcom Common Stock at $3.75 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Vestcom, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

            Exhibit A - Joint Filing Statement

            Exhibit B - Communication transmitted by one or more Reporting Persons to nine other shareholders in Vestcom. (Incorporated by reference to Exhibit A of Schedule 13D Amendment 1 filed December 29, 1999.)

Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2000

                              R-SQUARED LIMITED


                              By: /s/ Morgan Piers ap Peter Stradling
                                  ---------------------------------------
                              Name: Morgan Piers ap Peter Stradling
                              Title: Director

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2000

                              TIMETRUST, INC.

                              By: /s/ Harish K. Chopra
                                  ---------------------------------------
                              Name:  Harish K. Chopra
                              Title: President

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2000

                              By: /s/ Harish K. Chopra
                                  ---------------------------------------
                              Name:  Harish K. Chopra

                             JOINT FILING AGREEMENT

            In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Vestcom International, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of this 24th day of January, 2000

                                    R-SQUARED LIMITED

                                    By: /s/ Morgan Piers ap Peter Stradling
                                        ----------------------------------------
                                    Name: Morgan Piers ap Peter Stradling
                                    Title: Director


                                    TIMETRUST, INC.

                                    By: /s/ Harish K. Chopra
                                        ----------------------------------------
                                    Name:  Harish K. Chopra
                                    Title: President

                                    By: /s/ Harish K. Chopra
                                        ----------------------------------------
                                    Name:  Harish K. Chopra